January 9, 2012

Mr. Christian Windsor

Special Counsel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:        TCF Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 15, 2011

Form 10-Q for the Period Ended September 30, 2011

Filed October 27, 2011

File No. 001-10253

Dear Mr. Windsor:

We are in receipt of your letter, dated December 22, 2011, concerning the above captioned filings of TCF Financial Corporation (TCF).  We are pleased to provide the following responses to the comments set forth in your letter.

We have repeated your comments set forth in your letter in boldface type to facilitate your review, followed by the response of TCF.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Allowance for Loan and Lease Loss, page 56

Mr. Christian Windsor

Securities and Exchange Commission

1.      We note your policy that states “Consumer real estate loans, other than troubled debt restructurings, and all leases are collectively excluded from the definition of an impaired loan and are collectively evaluated for potential loss.” Please reconcile this policy with your policy on page 67 which states “TCF considers impaired loans to include non-accrual commercial loans, equipment finance loans, inventory finance loans and consumer real estate or commercial TDRs.” Also, please tell us and revise future filings to clarify how you evaluate consumer real estate loans, other troubled debt restructurings, and leases for impairment.

TCF Response

TCF identifies impaired loans under ASC 310-10-35-16 as the following:

1.    Non-accrual commercial loans

2.    Non-accrual equipment finance loans

3.    Non-accrual inventory finance loans

4.    Accruing consumer real estate TDRs

5.    Accruing commercial TDRs

ASC 310-10-35-16 excludes consumer loans and leases from its scope, except when such an excluded consumer loan is classified as a TDR.

TCF evaluates consumer real estate loans, other than TDRs, and leases collectively for loss potential utilizing various analyses that consider historical loss rates, delinquency, historical probability of default, values of underlying loan and lease collateral and vintage of origination.  These analyses develop a reasonable range of estimated incurred losses inherent in these portfolios.

In future filings, we will revise our language in the Summary of Significant Accounting Policies and Allowance for Loan and Lease losses and Credit Quality Information footnotes to more clearly describe these policies. Attachment 1 is a draft of the proposed changes to address this comment.

2.    We note your policy states “TCF evaluates the allowance for loans and lease losses on impaired loans, non-accrual leases and certain classified loans on an individual basis, with the exception of consumer real estate troubled debt restructurings (“TDR”).” Please tell us and revise future filings to explain why you do not evaluate TDR’s on an individual basis and how you consider them in your allowance for loan and lease loss.

TCF Response

Please see the clarifying language of the proposed draft policy note to be used in future filings prepared as part of responding to your question 1 above.

Mr. Christian Windsor

Securities and Exchange Commission

As disclosed, TCF considers Commercial TDRs to be impaired loans, and accordingly, such loans are evaluated individually.

TCF’s impairment methodology for consumer real estate TDRs uses the cash flows of such TDRs as disclosed in Note 5 on page 67.  This policy, which follows the guidance in the Center of Audit Quality (CAQ) paper dated December 2008 titled “Application of Statement 114 to Modifications of Residential Mortgage Loans that Qualify as Troubled Debt Restructurings” on page 9, considers the loans as homogenous as defined in ASC 310-10-35-13a, but classifies them as impaired loans under ASC 310-40-35-9.  The CAQ paper specifically prescribes the use of the present value of cash flow method instead of the practical expedient use of the fair value of the underlying collateral since the repayment under a modified consumer real estate loan in a TDR is not expected to come from the liquidation of such collateral at the time of the modification.  In addition, since these consumer real estate loan TDRs have similar risk characteristics, the expected cash flows are aggregated in accordance with ASC 310-10-35-21.

Attachment 2 is a draft of the proposed changes to future disclosure on page 67 to clarify why the fair value of collateral is not used.

Loans and Leases, page 58

3.    We note your policy that states “Consumer real estate loans are placed on non-accrual status when the collection of interest and principal is 150 days or more past due or six payments owed.”  Please tell us the following so we may better understand your accounting:

a.    Please tell us for the past two fiscal years what percentage of loans that reach the 90 days or greater past due category migrate to the non-accrual status.

TCF Response

For consumer real estate loans that reached 90 days past due during 2009, approximately 69% migrated to non-accrual status. For consumer real estate loans that reached 90 days past due during 2010, approximately 66% migrated to non-accrual status.

b.    Please tell us and disclose in future filings how you determined collectability is reasonably assured in accordance with the revenue recognition guidance of ASC 605 for loans in the 90 days or greater past due category.

TCF Response

TCF’s consumer real estate loans are generally well secured based on the underwriting standards that were and are in place.  As disclosed in the Management’s Discussion and Analysis portion of TCF’s 2010 Form 10-K on page 30, we do not have any subprime lending programs, did not originate 2/28 adjustable-rate mortgages (ARM) or Option ARM loans and have not originated consumer real estate loans with multiple payment options or loans with “teaser” interest rates.  The consumer real estate loan policy of placing loans on non-accrual status at 150 days has been in place since 1999 and disclosed as such in the significant accounting policy footnote.

Mr. Christian Windsor

Securities and Exchange Commission

ASC 605 is a general revenue recognition standard that indicates revenue is recorded when earned and collectability is reasonably assured, with no specifics regarding the accounting for loan contracts.  The Bank Call Report instructions as promulgated by the Federal Financial Institutions Examination Council (FFIEC) provide the banking industry certain guidance on non-accrual status for loans, which effectively covers the earning and reasonable assurance portions of ASC 605.  These Call Report instructions provide for non-accrual status to generally begin at 90 days past due unless a loan is both well secured and in the process of collection with an exception to the general rule as follows:

“The asset upon which principal or interest is due and unpaid for 90 days or more is a consumer loan or a loan secured by a 1-to-4 family residential property.  Nevertheless, such loans should be subject to other alternative methods of evaluation to assure that the bank’s net income is not materially overstated.”

While the instructions do not provide any specifics on the alternative methods, TCF’s collection practices are such that foreclosure of a customer’s residence securing a consumer real estate loan begins after a loan becomes 90 days past due and historically a large proportion of TCF’s customers will cure a delinquency or seek alternative sources of repayment to avoid foreclosure.  We acknowledge that customer behavior in 2009 and 2010, during one of the worst housing and economic crises in the history of the United States, has shown less ability to avoid foreclosure than in other periods, primarily due to the unprecedented reduction in home values in the past three years.

Nevertheless, the difference in revenue recognition under TCF’s policy and placing consumer real estate loans on non-accrual status at 90 days past due for 2009 and 2010 was not material as indicated below.

	($ in 000’s)
	Iron Curtain Method	2009	2010

1	Difference in interest income, pre-tax	$1,867	$2,473
2	% of interest income on loans and leases as reported	.22%	.28%
3	% of net interest income as reported	.29%	.35%
4	Difference in net income	$1,220	$1,561
5	% of net income, as reported	1.61%	1.03%

	Rollover Method	2009	2010

8	Difference in interest income, pre-tax	$387	$606
9	% of interest income on loans and leases as reported	.04%	.07%
10	% of net interest income as reported	.06%	.09%
11	Differences in net income	$253	$382
12	% of net income, as reported	.33%	.25%

Mr. Christian Windsor

Securities and Exchange Commission

c.             Please tell us and consider the need to revise future filings to provide a discussion of how your policy in this area compares to those of your peers and your industry.

TCF Response

There is no published industry-wide guidance that sets a specific period for when to place a consumer real estate loan on non-accrual. The following table summarizes the disclosed non-accrual policies for consumer real estate loans by the top 50 bank holding companies in the United States.

Disclosed non-accrual policy	# of top 50 banks
Non-accrual at 90 days past due	34
Non-accrual at 120 days past due	4
Non-accrual at 150 days past due	2
Non-accrual at 180 days past due	4
Not disclosed	6
50

Source: Form 10-K footnote disclosures for top 50 bank holding companies.

We believe the draft proposed changes for future filings included in Attachment 3 enhance the disclosures related to this subject.

Exhibits

4.            Please advise the staff regarding how you concluded that the Consent Order and the Stipulation and Consent to the Issuance of a Consent Order, each dated July 20, 2010 and issued by the OCC were not material contracts or otherwise required exhibits for your 10-K and 10-Q’s filed in fiscal year 2011 under item 601 of Regulation S-K. We note that you refer to these documents to supplement your disclosure on your regulatory orders. Alternatively, please confirm that you will include these agreements as exhibits in future filings.

TCF Response

TCF entered into the Consent Order (the “Consent Order”) and the Stipulation and Consent to the Issuance of a Consent Order (the “Stipulation”), each dated July 20, 2010 (collectively, the “Consent Documents”) and filed them with its Form 10-Q for TCF’s second quarter of 2010 filed on July 23, 2010, as Item 99 documents in lieu of filing a Form 8-K.

In making its determination not to file the Consent Documents as material contracts, TCF considered the fact that each of the Consent Documents states that it is not a contract and lacks mutuality of obligations. Specifically, clause 5 of Article VIII of the Consent Order provides that the “Consent Order is intended to be, and shall be construed to be, a final order issued pursuant to 12 U.S.C. § 1818(b), and expressly does not form, and may not be construed to form, a contract binding on the Comptroller or the United States.”  Similarly, clause 2 of Article II of the Stipulation provides that TCF agrees that the “Consent Order

Mr. Christian Windsor

Securities and Exchange Commission

shall be deemed an ‘order issued with the consent of the depository institution’ … Notwithstanding the absence of mutuality of obligation, or of consideration, or of a contract…” and, further that “The Bank expressly acknowledges that neither the Bank nor the Comptroller has any intention to enter into a contract.”  Accordingly, TCF believes that filing the Consent Documents as material contracts could create confusion with investors as to the lack of contractually binding obligations contained therein.

In future filings, to the extent material to an understanding of TCF’s disclosure regarding the Consent Documents, TCF will reference the filed Consent Documents in such filings.

Form 10-Q for the Period Ended September 30, 2011

Item 1. Financial Statements

Note 5. Allowance for Loan and Lease Losses and Credit Quality Information, page 11

5.            Please revise the table presented in response to ASC 310-10-50-33 through 50-34 to more closely mirror the example set forth therein.

TCF Response

TCF acknowledges that ASC 310-10-50-12 has two sections to the table.  The first section disclosures related to pre- and post- modification loan balances required by ASC 310-10-50-33 do not closely mirror the tabular format on page 15 in our Form 10-Q for the period ended September 30, 2011, due to the fact that both balances are materially the same since principal balances are generally not forgiven.  Instead, we have included the following text on page 14 to meet the disclosure requirements of ASC 310-10-50-33:

“When a loan is modified as a TDR, there is not a direct, material impact on the loans within the Statements of Financial Condition, as principal balances are generally not forgiven.”

To further clarify, we will revise our disclosure in future filings. Attachment 4 is a draft of the proposed changes to address this comment.

Mr. Christian Windsor

Securities and Exchange Commission

TCF acknowledges that:

•          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for consideration of our responses.  If you have any questions concerning the foregoing responses, please do not hesitate to contact me at 952-475-7946.

Sincerely,

/s/ Michael S. Jones
Michael S. Jones
Executive Vice President and Chief Financial Officer

C:	William A. Cooper
Joseph T. Green

Attachment 1

Allowance for Loan and Lease Losses  The allowance for loan and lease losses is maintained at a level believed by management to be appropriate to provide for probable loan and lease losses incurred in the portfolio as of the balance sheet date, including known or anticipated problem loans and leases, as well as for loans and leases which are not currently known to require specific allowances. TCF evaluates the allowance for loans and lease losses on impaired commercial, equipment finance and inventory finance loans, as defined in Note 5 on page 67, non-accrual leases and certain accruing classified commercial, equipment finance and inventory finance loans and leases on an individual basis.~~, with the exception of consumer real estate troubled debt restructurings (“TDR”).~~ Loans evaluated on an individual basis are classified as “individually evaluated for loss potential”. Loan impairment on commercial, equipment finance and inventory finance loans is generally based upon the present value of the expected future cash flows discounted at the loan’s initial effective interest rate. The fair value of the collateral for fully collateral-dependent loans may be used to measure loan impairment. Accruing consumer real estate loans classified as troubled debt restructurings (“TDRs”) are also considered to be impaired loans, as defined, with the allowance for loan losses for such loans being determined using the present value of expected future cash flows.  See the discussion in Note 5 on page 67 for further information on the determination of the allowance for losses on accruing consumer real estate TDRs.

      The allowance for all other loans and leases is evaluated collectively by portfolio type and classified as “collectively evaluated for loss potential”.  ~~Management’s judgment as to the amount of the allowance is a result of ongoing review of larger individual loans and leases~~The collective evaluation of incurred losses in these portfolios is based upon~~,~~ the overall risk characteristics of the portfolios, changes in the character or size of the portfolios, geographic location and prevailing economic conditions. Additionally, the level of ~~impaired and non-accrual loans,~~ historical net charge-off amounts, delinquencies in the loan and lease portfolios, values of underlying loan and lease collateral and other relevant factors are reviewed to determine the amount of the allowance. ~~Impaired loans include non-accrual commercial loans, equipment finance loans, inventory finance loans and TDRs. Loan impairment is generally based upon the present value of the expected future cash flows discounted at the loan’s initial effective interest rate. The fair value of the collateral for fully collateral-dependent loans may be used to measure loan impairment. Consumer real estate loans, other than troubled debt restructurings, and all leases are collectively excluded from the definition of an impaired loan and are collectively evaluated for potential loss.~~

Loans and leases are charged off to the extent they are deemed to be uncollectible. Charge-offs related to confirmed losses are utilized in the historical data which is used in the allowance for loan and lease losses calculations. Consumer real estate loans are charged-off to the estimated fair value of underlying collateral, less estimated costs to sell, when they are placed on non-accrual status. Additional review of the fair value, less cost to sell, compared with the recorded value occurs upon foreclosure and additional charge-offs are recorded if necessary. Valuation adjustments on residential properties made within 90 days after foreclosure are recorded as charge-offs. Subsequent valuation adjustments are recorded as real estate owned expense. Consumer other consists primarily of deposit account overdrafts, which are charged-off no later than 60 days past due. Commercial loans, leasing and equipment finance and inventory finance loans, which are considered collateral dependent, are charged-off to estimated fair value, less estimated costs to sell, when it becomes probable, based on current information and events, all principal and interest amounts will not be collectible in accordance with the contractual terms. Loans which are not dependent on underlying collateral are charged-off when deemed uncollectible based on specific facts and circumstances.

Attachment 2

Loan Modifications for Borrowers with Financial Difficulties  Included within the loans and leases above are certain loans that have been modified in order to maximize collection of loan balances. If, for economic or legal reasons related to the customer’s financial difficulties, TCF grants a concession compared to the original terms and conditions on the loan that it would not have otherwise considered, the modified loan is classified as a TDR. Concessions related to TDRs generally do not include forgiveness of principal balances. All TDRs are considered to be impaired. TCF held consumer real estate loan TDRs of $367.9 million and $267.9 million at December 31, 2010 and December 31, 2009, respectively. Of these loans, $337.4 million and $252.5 million were accruing at December 31, 2010 and December 31, 2009, respectively. TCF also held $66.3 million and $9.6 million of commercial real estate loan TDRs at December 31, 2010 and December 31, 2009, respectively. Of these loans, $48.8 million were accruing at December 31, 2010. There were no accruing commercial loan TDRs at December 31, 2009. The amount of additional funds committed to borrowers who are in TDR status was $2.2 million at December 31, 2010 and $3 million at December 31, 2009.

TDRs are evaluated separately in TCF’s allowance methodology based on the present value of expected future cash flows for loans in this status as the repayment of such loans is not expected to come from the foreclosure and liquidation of the collateral at the time of the modification. Reserves for losses on accruing consumer real estate loan TDRs were $36.8 million, or 10.9% of the outstanding balance, at December 31, 2010 and $27 million, or 10.7% of the outstanding balance at December 31, 2009. TCF utilized its historical 16% re-default rate on consumer real estate loan TDRs in determining its assumed 20% re-default rate included in the estimated cash flows. Reserves for losses on accruing commercial real estate loan TDRs were $695 thousand, or 1.42% of the outstanding balance, at December 31, 2010.

Consumer real estate loans that are less than 150 days past due, or six payments owing, at the time of modification remain on accrual status if there is demonstrated performance under a reduced payment amount prior to the actual legal modification and payment in full under the modified loan is expected. Otherwise, the loans are placed on non-accrual status and reported as non-accrual until there is sustained repayment performance for six consecutive payments. An accruing modified loan is re-aged to current delinquency status after the receipt of three consecutive modified payments.

The following table provides interest income recognized on TDRs and contractual interest that would have been recorded had the loans performed in accordance with their original contractual terms.

	For the Year Ended December 31,
(In thousands)	2010	2009	2008
Contractual interest due on TDRs	$21,297	$6,308	$1,331
Interest income recognized on TDRs	11,318	3,215	495
Net reduction in interest income	$9,979	$3,093	$836

Attachment 3

Loans and Leases  Loans and leases are reported at historical cost including net direct fees and costs associated with originating and acquiring loans and leases. The net direct fees and costs for sales-type leases are offset against revenues recorded at the commencement of sales-type leases. Discounts and premiums on loans purchased, net direct fees and costs, unearned discounts and finance charges, and unearned lease income are amortized to interest income using methods which approximate a level yield over the estimated remaining lives of the loans and leases. Net direct fees and costs on all lines of credit are amortized on a straight line basis over the contractual life of the line of credit and adjusted for payoffs. Net deferred fees and costs on consumer real estate lines of credit are amortized to service fee income.

Loans and leases, including loans or leases that are considered to be impaired, are reviewed regularly by management. Consumer real estate loans are placed on non-accrual status when the collection of interest and principal is 150 days or more past due or six payments are owed. Consumer real estate loans are also placed on non-accrual status if, upon notification of bankruptcy, the loan is 60 days or more past due. If the loan is current at notification of bankruptcy, the loan is placed on non-accrual status at 90 days or when four payments are owed, or after a partial charge-off, which management feels is appropriate based on the experience of TCF’s customer activity and loan type. There is no industry-wide practice for placing a consumer real estate loan on non-accrual status and therefore TCF’s non-accrual information may not be comparable to others. Commercial real estate and commercial business, leasing and equipment finance and inventory finance loans and leases are generally placed on non-accrual status when the collection of interest or principal is 90 days or more past due, unless the loan or lease is adequately secured and in the process of collection.

When a loan or lease is placed on non-accrual status, uncollected interest accrued in prior years is charged off against the allowance for loan and lease losses and interest accrued in the current year is reversed. For non-accrual leases that have been funded on a non-recourse basis by third-party financial institutions, the related liability is also placed on non-accrual status. Interest payments received on loans and leases in non-accrual status are generally applied to principal unless the remaining principal balance has been determined to be fully collectible. Loans on non-accrual status are reported as non-accrual loans until there is sustained repayment performance for six months.

Attachment 4

~~Accruing loans that were restructured within the 12 months preceding September 30, 2011 and 2010 and defaulted during the three and nine months ended September 30, 2011 and 2010 are presented within the table below.~~The table below summarizes TDRs that defaulted during the three and nine months ended September 30, 2011 and 2010, and whose modification date was within 12 months of the respective reporting period.  TCF considers a loan to have defaulted when it becomes 90 or more days delinquent under the modified terms, has been transferred to non-accrual status or has been transferred to other real estate owned.

	2011		2010		2011		2010
(Dollars in thousands)	Number of Loans	Loan Balance (1)	Number of Loans	Loan Balance (1)	Number of Loans	Loan Balance (1)	Number of Loans	Loan Balance (1)
Consumer real estate:
First mortgage lien	19	$3,577	25	$4,306	29	$5,325	48	$9,369
Junior lien	1	22	6	387	6	263	11	634
Total consumer real estate	20	3,599	31	4,693	35	5,588	59	10,003
Commercial real estate	1	360	-	-	2	881	-	-
Total defaulted modified loans	21	$3,959	31	$4,693	37	$6,469	59	$10,003
Loans modified in the applicable period	974	$298,956	1,275	$226,874	974	$298,956	1,275	$226,874
Defaulted modified loans as a percent of loans modified in the applicable period	2.2%	1.3%	2.4%	2.1%	3.8%	2.2%	4.6%	4.4%

(1) The loan balances presented are not materially different than the pre-modification loan balances as TCF’s loan modifications generally do not forgive principal amounts.

Consumer real estate TDRs are evaluated separately in TCF’s allowance methodology based on the expected cash flows for loans in this status. The allowance on accruing consumer real estate loan TDRs was $49.1 million, or 13% of the outstanding balance at September 30, 2011, and $36.8 million, or 10.9% of the outstanding balance at December 31, 2010.  The reserve percentage increased for September 30, 2011 compared with December 31, 2010 primarily due to more modifications being extended, longer expected modification periods, lower expected realizable values on re-defaulted loans due to declines in property values and the required adoption of new accounting standards on TDRs. For consumer real estate TDRs, TCF utilized re-default rates ranging from 10% to 19.5%, depending on modification type, in determining impairment, which is consistent with actual experience.  The allowance on accruing commercial loan TDRs was $1.4 million, or 1.6% of the outstanding balance, at September 30, 2011 and $695 thousand, or 1.4% of the outstanding balance, at December 31, 2010.

Consumer real estate loans that are less than 150 days past due, or six payments owing, at the time of modification remain on accrual status if there is demonstrated performance under a reduced payment amount prior to the actual legal modification and payment in full under the modified loan is expected. Otherwise, the loans are placed on non-accrual status and reported as non-accrual until there is sustained repayment performance for six consecutive payments. All eligible loans are re-aged to current delinquency status upon modification.